EXHIBIT 99.6

                                           September 10, 1996

Mr. C. Daryl Hollis
Chief Financial Officer
The Panda Project, Inc.
901 Yamato Road
Boca Raton, FL  33431

Dear Daryl:

This letter will confirm the terms and conditions under which Mallory Factor Inc. ("Agency") will serve as Investor Relations Counsel to The Panda Project, Inc. ("Client").

DUTIES:

As Investor Relations Counsel, the Agency will:

        A) Advise Client management on the Investor Relations and Public Relations aspects of the Client's policies, opportunities and problems;

        B) Develop, for approval and implementation, programs designed to achieve the Client's Investor Relations and Public Relations objectives;

        C) Provide professional staff services as may be required to help the Client carry out its Investor Relations and Public Relations programs and objectives including use of the Agency's proprietary investor data base.

SERVICE FEES:

The Client will pay the Agency for time expended by the Agency's professional staff each month. The minimum monthly charge is $3,500. The Agency's services are accounted for based on the standard hourly rates for participating principals and staff as they are required to carry out the programs and activities approved.

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The Panda Project, Inc.                                                 Page 2



OUT-OF-POCKET EXPENSES:

The Client will reimburse the Agency for all reasonable out-of-pocket disbursements made in the performance of its duties under this agreement. The Agency will maintain accurate records of all out-of-pocket expenditures incurred on the Client's behalf. Disbursements to suppliers, such as photographers, clipping services, messengers, etc., will be rebilled to the Client with a standard agency commission added. The standard commission is 15% of the gross rebilled amount. Other items, such as postage, luncheons with editors, etc., will be rebilled at net cost with no markup. Travel expenses for Mallory Factor Inc. staff will be billed with no mark-up.

TERMS OF PAYMENT:

Billing will be done monthly for the previous month's expenses and fee charges above the minimum fee, and for the following month's minimum fee.

Payment is due within thirty (30) days upon receipt of invoice. The Client agrees that it will pay on any overdue balance(s) a finance charge of 1.5% per month or any part thereof in addition to the stated agreement payments. In the event that the Client questions the validity of a charge by the Agency, payment for only that portion under question may be delayed without penalty provided the Client expresses its objection in writing within ten (10) days upon receipt of invoice.

LIABILITY:

The Client agrees to indemnify and hold the Agency harmless from and against any and all losses, claims, damages, expenses or liabilities which the Agency may incur based upon information, representations, reports or data furnished by the Client to the extent that such material is furnished, prepared or approved by the Client for use by the Agency.

The Agency agrees to indemnify and hold the Client harmless from and against any and all losses, claims, damages, expenses or liabilities which the Client may incur based upon the gross negligence of the Agency.


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The Panda Project, Inc.                                                Page 3



NON-PROSELYTIZATION:

Recognizing that the Agency's most highly valued resource is its professional staff, the Client agrees that it shall not employ, hire or retain, or recommend to others the employment, hiring or retention of, directly or indirectly, any person employed by the Agency without prior written consent of the Agency's chairman.

"Indirectly" includes the Client hiring a competitor of the Agency which employs a former Agency employee who worked directly on Client's matters. This limitation would expire two (2) years after the employee has left the Agency's employ. The liquidated damages due to the Agency shall be three (3) times the last annualized total compensation paid by the Agency to any such person in addition to relief at law or in equity.

TERMS OF AGREEMENT:

This agreement shall extend for twelve (12) months commencing September 10, 1996. This agreement will automatically be renewed for successive one (1) year periods unless either party notifies the other in writing, at least ninety (90) days prior to the expiration date, of its desire not to renew.

Any controversy or claim arising out of or relating to this agreement, or the breach thereof, shall be settled by arbitration in New York, New York in accordance with the rules of the American Arbitration Association, and judgement upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction. Please reconfirm the Client's agreement to the above by endorsing all three (3) copies and returning all three (3) copies to the Agency for execution.

                                      Sincerely,
                                      MALLORY FACTOR INC.


                                      By:_________________________________

ACCEPTED:
The Panda Project, Inc.

By:____________________________________

Title:_________________________________

                                      Date:_______________________________